4imprint Group plc

RECEIVED

2004 NOV -8 P 3:05

OFFICE OF INT[redacted]
CORPORA[redacted]

04046014

SUPPL

1 November 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
01.11.04	LSE Notification – shares acquired – SVG Capital

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D. Hallam

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

dlw 11/19

David Seekings
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 109818

All relevant boxes should be completed in block capital letters.

1. Name of company 4imprint Group plc	**2.** Name of shareholder having a major interest SVG Capital
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Barfield Nominees Ltd (3,315,000 shares) Banque Privee Edmond De Rothschild Europe SA (275,000)

5. Number of shares/amount of stock acquired 625,000 Barfield 75,000 Banque Privee	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 2.17% 0.26%	**7.** Number of shares/amount of stock disposed —	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) —

9. Class of security Ordinary 38 6/13p	**10.** Date of transaction 29 Oct 04	**11.** Date company informed 1 Nov 04

12. Total holding following this notification 3,315,000 Barfield Nominees 275,000 Banque Prive Edmond De Rothschild Europe SA	**13.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 11.53% 0.96%

14. Any additional information Please see attached	**15.** Name of contact and telephone number for queries Tim Hallam (0161) 272 4000
16. Name and signature of authorised company official responsible for making this notification Pp T. D. Hallam Date of notification 1 NOV 2004	David Seekings (Company Secretary)

SVG Investment Managers Limited
111 Strand
London WC2R 0AG
Tel +44 (0)20 7010 8900
Fax +44 (0)20 7240 5346

29 October 2004

4Imprint Group plc
Park 17
Moss Lane
Whitefield M45 8FJ

Fax number: 0161 272 4000

For the attention of: The Company Secretary

Dear Sirs,

Notification of interest in shares
under section 198 Companies Act 1985 ("the Act")

SVG Capital plc ("SVG Capital") of 31 Gresham Street London EC2V 7QA and funds managed by SVG Investment Managers Limited ("SVG IM") of 111 Strand, London WC2R 0AG are interested in the ordinary shares of:

4Imprint Group PLC (the "Company"),

as set out below. These interests represent all the interests of SVG Capital, and funds managed by SVGIM on behalf of third parties.

3,315,000

The registered holder of all the above shares in the Company is Barfield Nominees Limited of Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3DA, Channel Islands.

275,000

The registered holder of all the above shares in the Company is Banque Privee Edmond de Rothschild Europe SA, 20 Boulevard Emmanuel Servais, L-2535 Luxembourg .

By reason of section 203 of the Act, SVG Capital is also taken to be interested in the above shares, by reason of it being the parent company of SVG IM.

This notification is given on behalf of SVG Capital plc, SVG Investment Managers Limited and SVG Investment Funds (Dublin) plc.

Yours faithfully,

Jamee Khan

For and on behalf of
SVG Capital plc
SVG Investment Managers Limited
SVG Investment Funds (Dublin) plc